Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is the text of an email message from EMC’s President and Chief Executive Officer to EMC’s employees.

To:	EMC All
From:	Joe Tucci
Subject:	What Legato means to our future

Today, EMC announces a definitive agreement to acquire Legato Systems, Inc., an information storage software and services provider headquartered in Mountain View, California, with approximately 1,500 employees worldwide. When completed in Q4 (pending regulatory and Legato shareholder approval) this will be our 10th software-related acquisition since January 2000. It will also be EMC’s largest acquisition of any kind since Data General in 1999. The news release and other materials on EMC.com provide important details, but let me give you the context and explain our objectives.

EMC has been evolving from a vendor of storage platforms at the high end of the market into the leading provider of comprehensive, integrated storage solutions for the full range of customer needs. Customers want choices. That means a range of platforms for various requirements. That means open software that works in multi-vendor storage environments. But customers also want a partner who will help them tie it all together and lower their total cost of ownership. That means powerful software that lets them manage it all, and services to make sure everything is designed and deployed correctly and supported after the sale. The company that can help customers store, manage and protect all of their information — throughout the information lifecycle, from the cradle to the grave — will be the most valuable company in the industry. EMC is that company.

Legato, too, has been undergoing its own evolution lately, building upon its traditional strength in backup and recovery to position itself for promising growth areas such as email and content management. This is key, because acquisitions have less to do with what the other company has done in the past than how that company fits into your future. Legato has great growth potential in these rapidly growing markets and significant value to EMC as EMC becomes the place where more information lives.

This acquisition represents a significant win for EMC employees, stockholders, customers and partners. Legato strengthens our leadership in storage software and accelerates our AutoIS open software strategy. Legato’s 31,000 customers, primarily in the midrange of the market, extend our market reach, and its direct sales force and extensive channel partnerships complement our go-to-market strategy. Like EMC, Legato is led by talented and extremely customer-focused employees. So, in terms of revenues and resources, EMC will gain significant new ground and skills to help us execute our overall strategy.

Also today, EMC announced positive preliminary results for the second quarter of 2003. When we announce full results on July 16th, we expect EMC Q2’03 revenues to come in around the high end of our expectations range ($1.425 to $1.475 billion) and EPS to be at, or a penny above, our previously stated expectation of $.03 per share.

As in any acquisition of this sort, there will be more communication to follow. Other senior executives and I will have more to say at the Quarterly Review in Southboro on July 17th. As always, the content of the meeting will be made available to employees beyond the corporate campus.

Please remember that Legato and EMC are not one company until the acquisition is completed. In the meantime, our relationship with Legato and its employees will remain as it was before today. Don’t let the pending acquisition distract you from your work. Stay focused on your goals. And help EMC get a jump on the competition in this first month of the quarter.

Thanks,

Joe

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.